Exhibit 99.2
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES EXECUTIVE APPOINTMENT
(Calgary, April 27, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to announce the appointment of Derek W. Evans as President and Chief Operating Officer and a Director of Pengrowth Corporation, effective May 25, 2009.
In his new position, Mr. Evans will report to and will work closely with, James S. Kinnear, Chairman and Chief Executive Officer of Pengrowth Corporation in developing the organization’s strategic direction and will have broad responsibilities for the operating and business development activities of Pengrowth Corporation. The appointment follows an extensive search process conducted by the Corporate Governance Committee of the Board of Directors through a national independent executive search firm.
“We are very pleased to welcome Derek Evans as a member of the Pengrowth team,” said James S. Kinnear, Chairman and Chief Executive Officer. “The appointment of Mr. Evans reflects our commitment to providing the highest quality in Pengrowth’s senior executive ranks to meet the challenges of our increasingly complex business”.
Mr. Evans is an experienced oil and gas executive with over 27 years of experience in the Exploration and Production (E&P) business working through a variety of engineering disciplines culminating with his positions as Senior Vice President, Operations at Renaissance Energy Ltd. and, more recently, President and Chief Executive Officer of Focus Energy Trust. During Mr. Evans’ six years as CEO of Focus Energy, he oversaw significant value creation on behalf of its unitholders. Mr. Evans has a deep understanding of the operation and development of both conventional and unconventional reserves. He is also intimately familiar with the Trust structure as well as the broader E&P sector. In addition to his operational expertise, Mr. Evans is a skilled acquirer of quality growth assets, has a strong understanding of financial markets, and a demonstrated ability to execute upon a variety of financial strategies.
Mr. Evans’ broad management and technical experience will be very valuable as Pengrowth seeks to optimize and grow the asset base of the Trust to ensure the organization’s profitable growth and overall success.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $3.7 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757